Exro to Commercialize System Solutions with Heinzmann Motor Integration

•Exro has validated integration of its 100 Volt Coil Driver with a Heinzmann PMS motor to drive expanded speeds, increased torque, and switches under load
•Exro to commercialize motor and inverter system solutions alongside Heinzmann machines for light mobility applications
•Commercialization of standard solution to start in fourth quarter 2021 with first revenues expected in the first quarter of 2022

Calgary, Alberta (March 23, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce validation of the motor and inverter system solution for light mobility with global electric drives manufacturer Heinzmann GmbH & Co. KG (“Heinzmann”).

Figure 1. Exro Coil Driver integrated with the Heinzmann PMS 120 motor on the test bench.
Exro validated integration of its 100 Volt Coil Driver for light electric vehicles alongside Heinzmann’s PMS 120 motors (the “machine” or “machines”), and testing has proven that dynamic coil switching under load is successful and operating as expected at peak currents. The test results showed significant improvement to the speed range of the machine while delivering an expanded torque map and maintaining high efficiency operation. By introducing multiple dynamic coil configurations, the Coil Driver was able to optimize motor torque and speed capabilities and effectively function at the mechanical limitations of the machine.
“We are thrilled to see the successful integration of our motors with the Coil Driver technology,” said Peter Mérimèche, Managing Director for Heinzmann. “This will deliver a unique system solution for light mobility applications and we are looking forward to bringing this to market alongside Exro.”
Established in Germany in 1897, Heinzmann is a proven innovator of complete electric drive solutions with a wide range of applications around the world. Today, customers trust Heinzmann for the quality and expertise behind their sophisticated powertrain equipment.

“This validation is a major milestone toward commercialization of our Coil Driver technology across all segments,” said Josh Sobil, Chief Commercial Officer of Exro. “The combined system solution not only demonstrates how our technology enables greater control of an electric motor, but also breaks significant barriers for us to generate revenue from delivering our Coil Driver to all mobility segments.”

The Company is now moving forward to refinement of a standard solution to start commercializing alongside Heinzmann by fourth quarter 2021. The optimized motor and Coil Driver integration will bring a new solution with enhanced performance to light electric vehicles including electric scooters, electric motorbikes, municipal vehicles, and more.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220

Email: info@exro.com

About HEINZMANN

HEINZMANN Group – Thinking in Drive and Control

HEINZMANN is a global supplier of components and systems in the field of engine management for internal combustion engines, generators and turbines. As a specialist and development partner in control and drive technology, the company is actively shaping the path to sustainable energy generation and mobility.

Today, HEINZMANN is also a reliable partner and system provider for electric drive systems up to 30 kW as an innovative know-how carrier. Founded in 1897, the family-owned company is headquartered in Schönau (Germany) in the Black Forest.

HEINZMANN Electric Drives

For decades, He has been developing and producing sturdy, powerful electric drives up to 30 kW, which have proven their worth in numerous applications in electromobility and in the industry, particularly in harsh industrial environments.

HEINZMANN is one of the innovators of the pedelec and wheel hub motors. Since 1995, the company has produced the Classic Motor which is installed in tens of thousands of delivery bikes, mainly in the postal service. The DirectPower Motor was introduced in 2014 and has its application mainly in special care and rehab bicycles. With the launch of the CargoPower Motor RN 111 in 2019, HEINZMANN has introduced the state-of-the-art wheel hub motor with outstanding performance and power mainly installed in cargo bikes and last mile applications.

Contact Information HEINZMANN Electric Drives

Christoph Riedel
Head of Sales
Phone +49 7673 8208 – 222
Email: c.riedel@heinzmann.de

For more information visit our website at www.heinzmann-electric-motors.com

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Tags: Electric vehicles, electric bikes, electric scooters, electric motorbikes, sustainability, inverters, controllers, control technology, mobility, powertrain systems, Coil Driver, electromechanical drives, municipal vehicles.

Targeting List: Technology